                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          COMPUTER MARKETPLACE(R), INC.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                     205216
                                 --------------
                                 (CUSIP Number)

                          Elliot Loewenstern, President
                             Victoria Holdings, Inc.
                            6700 North Andrews Avenue
                                    Suite 500
                            Ft. Lauderdale, FL 33309
                                 (954) 351-4200
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 31, 1996
                                -----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box:[ ]

Check the following box if a fee is being paid with the Statement:[ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
CUSIP NO.  205216                                             13D
--------------------------------------------------------------------------------
(1) NAME OF REPORTING PERSON
                                                Victoria Holdings, Inc.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (A)      [  ]
                                                              (B)      [  ]
--------------------------------------------------------------------------------
(3) SEC USE ONLY

--------------------------------------------------------------------------------
(4) SOURCE OF FUNDS
                                                OO (Other) See Answer to Item 3
--------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                       X
--------------------------------------------------------------------------------
(6) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                              Delaware
--------------------------------------------------------------------------------
                                        :        (7)  SOLE VOTING POWER
                                        :        (a)      6,000,000
                                        :-----------------------------------
                                        :        (8) SHARED VOTING POWER
NUMBER OF SHARES                        :
BENEFICIALLY                            :___________________________________
OWNED BY EACH REPORTING                 :        (9) SOLE DISPOSITIVE POWER
PERSON WITH                             :        (a) 6,000,000
                                        :-----------------------------------
                                        :        (10) SHARED DISPOSITIVE POWER
                                        :
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     (a)  6,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                              -----------
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      (a) 42.5%

--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

                                            CO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D relates is as follows:

         Common stock, par value $.0001, (the "Company Common Stock") of Computer Marketplace, Inc., a Delaware Corporation (the
"Company" or the "Issuer")

         The principal executive officers of the Company are located at 1490 Railroad Street, Corona, California 91720

ITEM 2.           IDENTITY AND BACKGROUND

         This Schedule 13D is filed by Victoria Holdings, Inc., a corporation organized under the laws of the State of Delaware ("Victoria Holdings"). Victoria Holding's principal business is providing corporate finance assistance and consulting services to businesses. Its principal office is at 6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309.

         (a) The executive officers and directors of Victoria Holdings are Elliot A. Loewenstern, who is the President and director, and Richard Bronson, who is the Secretary/Treasurer and director. The controlling shareholders are Elliot A. Loewenstern and Shelley
Loewenstern, as Tenants by the Entireties and the Richard Bronson
Trust, of which Mr. Richard Bronson is the Trustee.

         (b) The business address for both Mr. Loewenstern and Mr. Bronson is 6700 North Andrews Avenue, Suite 500, Ft. Lauderdale, FL 33309.

         (c) Both Mr. Loewenstern and Mr. Bronson are in the investment banking business.

         (d)      None.

         (e) In 1993, the Securities and Exchange Commission filed a complaint against both Elliot Loewenstern and Richard Bronson as principals of Biltmore Securities, Inc., alleging violations of Section 17(a) of the Securities Act of 1933, Section 10(b) and 15(c) of the Securities Exchange Act of 1934, and Rules 10b-5, 10b-

6 and 15cl-2 promulgated thereunder. On July 22, 1995, the complaint was dismissed, with prejudice, as to both Mr. Loewenstern and Mr. Bronson. Mr. Bronson agreed to a suspension from associating in any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve (12) months from the beginning of said suspension. Mr. Loewenstern also agreed to a suspension from associating in any supervisory capacity with any broker, dealer, municipal securities dealer, investment advisor or investment company for a period of twelve (12) months commencing upon the expiration of Mr. Bronson's suspension.

         (f) Citizenship: Messrs. Loewenstern and Bronson and Mrs. Loewenstern are U.S. citizens


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 9, 1996, Victoria Holdings entered into a Consulting Agreement wherein it provided consulting services to the Company and received options to purchase shares of Company Common Stock as consideration for such services. Victoria Holdings did not use any funds to purchase the options.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The acquisition of the securities of the Issuer were as consideration for the consulting services rendered to the Company by Victoria Holdings. Subject to many factors, including the Issuer's financial condition, its prospects, the market in general, other investment opportunities and developments concerning Victoria Holdings' business, additional securities of the Issuer may be purchased or sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Based upon current information available, there were 8,114,542 shares of Company Common Stock issued and outstanding on the reporting date of this Statement.

         (a) On December 31, 1996, Victoria Holdings, pursuant to an Option Agreement, was issued options to purchase 6,000,000 shares of Company Common Stock, which are exercisable at $.166667 beginning on December 31, 1996 for a term of five (5) years; this constitutes 42.5% of the outstanding shares of Company Common Stock.

         (b) Victoria Holdings, through Elliot A. Loewenstern and Shelley Loewenstern, as Tenants by the Entireties, and/or The Richard Bronson Trust, has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Company Common Stock owned by Victoria Holdings upon exercise of the Options.

         (c) There were no other transactions effected by Victoria Holdings during the 60 day period prior to December 31, 1996 involving Company Common Stock.

         (d)      N/A

         (e)      N/A

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the consulting agreement entered into by Victoria Holdings with the Issuer on December 9, 1996, there are no other arrangements, understandings or relationships with respect to securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A copy of the Consulting Agreement dated December 9, 1996 between Victoria Holdings, Inc. and Computer Marketplace, Inc. is attached hereto.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated:     5/27/97
       ---------------

                                           VICTORIA HOLDINGS, INC.



                                           By: Elliot Loewenstern
                                              -----------------------------
                                           Name: Elliot Loewenstern
                                                ---------------------------
                                           Title: President
                                                 --------------------------

                              CONSULTING AGREEMENT
                              --------------------

        Agreement made and entered into as of the 9th day of December, 1996, by and between Computer Marketplace, Inc., a Delaware corporation having offices at 1490 Railroad Street, Corona, CA 91720 (the "Company"), and Victoria Holdings, Inc., a Delaware corporation and an affiliate of Biltmore Securities, Inc., a Florida corporation having offices at 6700 North Andrews Avenue, Fort Lauderdale, Florida 33309 (the "Consultant").

                             W I T N E S S E T H:
                             -------------------

        WHEREAS, the Company desires to secure the services of the Consultant to provide assistance with respect to corporate finance and evaluations of possible business partners, and the Consultant desires to provide such services to the Company, subject to and in accordance with the terms and conditions hereinafter set forth.

        NOW THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, it is hereby agreed as follows:

    1.       RETENTION.
             ---------

        The Company hereby retains the Consultant and the Consultant hereby accepts such retention by Company, for the period and upon the terms and conditions set forth in this Agreement.

    2.       DUTIES.
             ------

        (a) The Consultant shall serve the Company generally as a consultant to assist the Company with regard to corporate finance, evaluations of possible business partners and such other matters relating to the Company as may be requested by the Company from time to time.

The Consultant will seek to find business partners suitable for the Company and assist in the structuring, negotiating and financing of such transactions.

        (b) Throughout the Term (as hereinafter defined in Paragraph 3), the Consultant shall devote its best efforts to the performance of its duties hereunder in a manner which will faithfully and diligently further the business interests of the Company. It is anticipated that over the Term the Consultant will devote such time to the performance of its duties hereunder as is reasonably requested by the Company from time to time.

    3.       TERM.
             ----

        This Agreement shall be in effect for a term (the "Term") of three (3) years commencing as of the date hereof and terminating on the third anniversary of such date. Thereafter, this Agreement may be extended by mutual agreement of the parties.

    4.       COMPENSATION.
             ------------

        (a) FUTURE SERVICES. As compensation for services to be rendered by the Consultant during the Term, the Company is issuing simultaneously with the execution and delivery of this Agreement options (the "Options") to purchase 6,000,000 shares (or 1,000,000 shares of Common Stock following the 1-for-6 reverse stock split proposed by the Company) (the "Option Shares") of the Company's common stock, par value $.0001 per share (the "Common Stock"), for an exercise price of $.167 per share (or $1.00 per share after giving effect to the proposed 1-for-6 reverse stock split). The Options will be exercisable for a period commencing upon the consummation by the Company and/or its affiliates of a financing providing gross proceeds to the Company of approximately $1,000,000 (the "Financing") and terminating on the fifth anniversary of the date hereof: PROVIDED, that if the Financing has not occurred by January 27, 1997, the Options shall terminate. The Options will be issued pursuant to an option agreement substantially in the form annexed hereto as Exhibit A.

        (b) CORPORATE FINANCE TRANSACTIONS. In the event that during the Term the Company consummates (i) the acquisition of one or more businesses introduced to the Company by the Consultant which in the aggregate have net assets of not less than $2,500,000 or (ii) the divestiture of assets outside the ordinary course of business, or the sale of a majority of the Company's capital stock outside the ordinary course of business, by merger or otherwise, to a purchaser introduced to the Company by the Consultant resulting in net proceeds to the Company of not less than $2,000,000 in cash or stock (COLLECTIVELY, AN "INTRODUCED ACQUISITION"), then the Consultant shall be entitled to receive 1,000,000 shares of Common Stock simultaneously with the closing of such transaction (the "Shares"), such number of shares shall be subject to customary anti-dilution protection in the event of stock splits or other reclassification or reorganization.

        (c) REGISTRATION OF OPTIONS SHARES AND SHARES. The Company agrees to grant registration rights to the Consultant with respect to the Options Shares and Shares in accordance with the registration rights provisions attached as Exhibit B to this Agreement which are incorporated herein and made a part hereof.

    5. REIMBURSEMENT FOR OUT-OF-POCKET EXPENSES. The Company shall reimburse the Consultant for all reasonable expenses incurred during the Term which are directly related to the performance of its services hereunder, provided that such expenses have been previously authorized in writing by an executive officer of the Company. The Consultant shall be reimbursed at such times and with such frequency as is the custom of the company with regard to reimbursement of employees for expenses. For such purposes, the Consultant shall submit to the Company periodic reports of such expenses, including a statement of the related services performed by the Consultant to which such expenses relate.

    6. AUTHORITY TO BIND THE COMPANY. Nothing herein shall imply that the Consultant is either an employee or agent of the Company, except to such an extent as might be agreed upon in writing for a specified purpose. Except as expressly agreed, the Consultant shall not have the authority to obligate or commit the Company in any manner whatsoever.

    7. COMPANY PROPERTY. All advertising, sales, marketing and other materials or articles or information, including without limitation data processing reports, sales analyses, invoices, price lists or information, or any other materials or data of any kind furnished to the Consultant by the Company or developed by the Consultant for the Company at the Company's direction or for the Company's use or otherwise in connection with the Consultant's services hereunder, are and shall remain the sole and confidential property of the Company; if the Company requests the return of such materials at any time during or after the Term, the Consultant shall immediately deliver the same to Company.

    8.       NON-COMPETITION, TRADE SECRETS.
             ------------------------------

        (a) During the Term and as long as this Agreement is in effect and for a period of two (2) years thereafter, the Consultant shall not directly or indirectly induce or attempt to influence any employee of the Company to terminate his employment with the Company or solicit or divert any business or customer or supplier from the Company.

        (b) During the Term and at all times thereafter, the Consultant shall not use for its benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, firm, association or company other than the Company, any material referred to in Paragraph 7 above or any information regarding the business methods, business policies, procedures, techniques, trade secrets, or other knowledge or processes of or developed by the Company or any names and addresses of the Company's customers or clients or any data on or relating to past, present or prospective customers or clients of the Company or any other confidential information relating to or dealing with the business operations or activities of the Company, made known to the Consultant or learned or acquired by the Consultant while retained by the Company, provided that this provision shall not be construed to restrict the use or disclosure of any information which (i) is generally publicly known at the time of its disclosure to, or use by, the Consultant or (ii) is lawfully received by the Consultant from a third party not bound in a confidential relationship to the Company or any subsidiary or affiliate thereof.

        (c) Any and all writings, inventions, improvements, processes, procedures and/or techniques which the Consultant may make, conceive, discover or develop, either solely or jointly with any person or person, at any time during the Term, whether during working hours or at any other time and whether at the request or upon the suggestion of the Company or otherwise, which relate to or are useful in connection with any business now or hereafter carried or including developments or expansions of its present fields of operations, shall be the sole and exclusive property of the Company. The Consultant shall promptly make full disclosure to the Company of all such writings, inventions, improvements, processes, procedures and techniques and otherwise aid and assist the Company so that the Company can prepare and present applications for copyright or letters of patents therefor, can secure such copyright or letters of patent wherever possible, as well as reissues, renewals, and extension thereof and can obtain the record title to such copyright or patents so that the Company shall be the sole and absolute owner thereof in all countries in which it may desire to have copyright or patent protection. The Consultant shall not be entitled to any additional or special compensation or reimbursement regarding any and all such writings, inventions, improvements, processes, procedures and techniques.

        (d) The Consultant acknowledges that the restrictions contained in the foregoing subparagraphs (a), (b) and (c), in view of the nature of the business in which the Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company and that any violation thereof would result in irreparable injuries to the Company, and the Consultant therefore acknowledges that, in the event of its violation of any of these restrictions, the Company shall be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled.

        (e) If the period of time or the area specified in subparagraph (a) above should be adjudged unreasonable in any proceeding, then the period of time shall be reduced by such number of months or the area shall be reduced by the elimination of such portion thereof or both so that such restrictions may be enforced in such areas and for such time as adjudged to be reasonable. If the Consultant violates any of the restrictions contained in the foregoing subparagraph (a), the restrictive period shall not run in favor of the Consultant from the time of the commencement of any such violation until such time as such violation shall be cured by the Consultant to the satisfaction of the Company.

    9. INDULGENCES. Neither the failure nor any delay on the part of either party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege with respect to any occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

    10. ASSIGNMENT. Neither party may assign its right or obligations under the Agreement without the written consent of the other party.

    11. TERMINATION. Either party may, upon 30 days prior written notice to the other, terminate this Agreement; provided however, that in the event that the Company consummates an Introduced Acquisition within eighteen (18) months following termination, then the Consultant shall be entitled to receive the Shares.

    12. NOTICE. All notices, requests, demands and other communications required or permitted under this Agreement will be in writing and will be deemed to have been duly given, made and received when personally delivered, three (3) days after deposited in the United States mails, certified mail return receipt requested, or one (1) day after sent by a reputable overnight courier service, addressed as set forth below:

             (i)     If to the Company:

                     Computer Marketplace, Inc.
                     1490 Railroad Street
                     Corona, California 91720
                     Attn: Wayne Kiley, President

             (ii)    If to the Consultant:

                     Victoria Holdings, Inc.
                     c/o Biltmore Securities, Inc.

                    6700 North Andrews Avenue
                    Suite 5500
                    Fort Lauderdale, FL 33309
                    Attn: Elliot Loewenstern, President

    13. CONTROLLING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, notwithstanding any conflict-of-law doctrine of such state or jurisdiction to the contrary.

    14. ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties, may not be altered or modified, except in a writing signed by the party to be charged thereby, and supersedes any and all previous agreements between the parties.

    15. EXECUTIVE AND COUNTERPARTS. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will be considered one and the same Agreement.

    16. ARBITRATION. Any dispute, controversy or claim arising out of or in connection with this Settlement Agreement shall be determined and settled by arbitration in the County of Broward, State of Florida conducted by the American Arbitration Association in accordance with its then existing rules, regulations, practices and procedures. The arbitration proceedings shall be conducted before a single neutral arbitrator selected by the Association in accordance with its then existing rules, regulations, practices and procedures. Any decision rendered by the arbitrator shall be final, conclusive and binding upon the parties to the arbitration any may be enforced by the judgement and order of the court of proper jurisdiction in the State of Florida for Broward County and the parties hereto hereby waive any objection to such jurisdiction or venue in any such proceeding commenced in such court. In any proceeding between the parties hereto arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover its reasonable legal fees and expenses from the losing party.

        IN WITNESS WHEREOF, the parties have executed and delivered this Agreement on the date first above written.



                                        COMPUTER MARKETPLACE, INC.



                                        By: /s/ L. Wayne Kiley
                                            --------------------------------
                                            Name: L. Wayne Kiley
                                             Title: President and
                                                    Chief Executive Officer



                                        VICTORIA HOLDINGS, INC.



                                        By: /s/ Elliot Loewenstern
                                            -------------------------------
                                            Name: Elliot Loewenstern
                                             Title: President

NEITHER THIS OPTION NOR THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS OPTION HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE, AND NEITHER THIS OPTION NOR SUCH SHARES MAY BE SOLD, OFFERED FOR SALE, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED PURSUANT TO THE PROVISIONS OF THAT ACT AND THE LAWS OF SUCH STATES UNDER WHOSE LAWS A TRANSFER OF SECURITIES WOULD BE SUBJECT TO A REGISTRATION REQUIREMENT OR AN OPINION OF COUNSEL TO THE COMPANY IS OBTAINED STATING THAT SUCH DISPOSITION IS IN COMPLIANCE WITH AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION.

        THIS OPTION IS SUBJECT TO FORFEITURE AS SET FORTH HEREIN.


       Void after 5:00 p.m., Eastern Standard Time, on December 31, 2001.


                        OPTION TO PURCHASE COMMON STOCK

                                       OF

                           COMPUTER MARKETPLACE, INC.

        FOR VALUE RECEIVED, COMPUTER MARKETPLACE, INC., a Delaware corporation (the "Company"), hereby certifies that Victoria Holdings, Inc. ("Victoria Holdings"), or its permitted assigns, is entitled to purchase from the Company, at any time or from time to time commencing on December 31, 1996 and prior to 5:00 p.m., Eastern Standard Time, on December 31, 2001, a total of six million (6,000,000) fully paid and nonassessable shares of common stock, par value $.0001 per share, of the Company for an aggregate purchase price of $1,000,000 (computed on the basis of $.166667 per share), subject to the terms and conditions hereinafter set forth (Hereinafter, (i) said Common Stock, together with any other equity securities which may be issued by the Company with respect thereto or in substitution therefor, is referred to as the "Common Stock," (ii) the shares of Common Stock purchasable hereunder are referred to as the "Option Shares," (iii) the aggregate purchase price payable hereunder for all the Option Shares is referred to as the "Aggregate Option Price," (iv) the price payable hereunder for each of the Option Shares is referred to as the "Per Share Option Price," (v) this Option, and all options hereafter issued in exchange or substitution for this Option are referred to as the "Option" and (vi) the holder of this Option is referred to as the ("Holder.") The Per Share Option Price is subject to adjustment as hereinafter provided. In the event of any such adjustment, the number of Option Shares shall be adjusted by dividing the aggregate Option Price by the Per Share Option Price in effect immediately after such adjustment.




                                  EXHIBIT "A"

        This Option has been issued pursuant to the Consulting Agreement, dated as of December 9, 1996, between the Company and Victoria Holdings (the "Consulting Agreement").

        1. EXERCISE OF OPTION. This Option may be exercised, in whole at any time or in part from time to time commencing on December 31, 1996 and prior to 5:00 p.m., Eastern Standard Time, on December 31, 2001, by the Holder by the surrender of this Option (with the subscription form at the end hereof duly executed) to the Company at the address set forth in Subsection 10(a) hereof, together with proper payment of the Aggregate Option Price, or the proportionate part thereof if this Option is exercised in part.

        The Aggregate Option Price or Per Share Option Price shall be paid in cash. Payment for Option Shares shall be made by certified or official bank check payable to the order of the Company. If this Option is exercised in part, this Option must be exercised for a minimum of one thousand (1,000) shares of Common Stock, and the Holder is entitled to receive a new Option covering the number of Option Shares in respect to which this Option has not been exercised and setting forth the proportionate part of the Aggregate Option Price applicable to such Option Shares. Upon such surrender of this Option, the Company will (a) issue a certificate or certificates in the name of the Holder for the largest number of whole shares of Common Stock to which the Holder shall be entitled and, if this Option is exercised in whole, in lieu of any fractional share of Common Stock to which the Holder shall be entitled, cash equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors of the Company shall determine), and (b) deliver the proportionate part thereof if this Option is exercised in part, pursuant to the provisions of this Option.

        Notwithstanding anything contained herein to the contrary, the Company agrees, at the request of the Holder, to allow the cashless exercise hereof through a brokerage firm acceptable to the Company whereby the Holder (to the extent permitted by, and subject to, applicable law) can exercise this Option, or a portion thereof, without making a direct payment of the Aggregate Option Price or Per Share Option Price to the Company.

        No right granted herein shall be exercisable after 5:00 p.m., Eastern Standard Time, on the fifth anniversary of the date hereof.

        2. COMMENCEMENT OF EXERCISABILITY; FORFEITURE. This Option will become exercisable, in its entirety, commencing on December 31, 1996.

        3. RESERVATION OF OPTION SHARES. The Company agrees that until the expiration of this Option, the Company will at all times have authorized and in reserve, and will keep available, solely for issuance or delivery upon the exercise of this Option, the shares of Common Stock as from time to time shall be receivable upon the exercise of this Option.

        4.  ANTI-DILUTION PROVISIONS.

            (a) If, at any time or from time to time after the date of this Option, the

Company shall distribute to the holders of the Common Stock (i) securities, other than shares of Common Stock, or (ii) property, other than cash, without payment therefor, with respect to the Common Stock, then, and in each such case, the Holder, upon the exercise of this Option, shall be entitled to receive the securities and properties which the Holder would have held on the date of such exercise if, on the date of such distribution, the Holder had been the holder of record of the number of shares of Common Stock subscribed for upon such exercise and, during the period from the date of such distribution to and including the date of such exercise, had retained such shares and the securities and properties receivable by the Holder during such period. Notice of each such distribution shall be forthwith mailed to the Holder.

            (b) In case the Company shall hereafter (i) pay a dividend or make a distribution on its capital stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock into a greater number of shares, (iii) combine the outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of the Common Stock any shares of capital stock of the Company, the Per Share Option Price in effect immediately prior to such action shall be adjusted so that if the Holder surrendered this Option for exercise immediately thereafter the Holder would be entitled to receive the number of shares of Common Stock or other capital stock of the Company which he would have owned immediately following such action had such Option been exercised immediately prior thereto. An adjustment made pursuant to this subsection (b) shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this subsection (b), the Holder shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the Board of Directors of the Company (whose determination shall be conclusive and shall be described in a written notice to the Holder promptly after such adjustment) shall determine the allocation of the adjusted Per Share Option Price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock.

            (c) In case of any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in connection with a merger of a third corporation into the Company), the Holder shall have the right thereafter to convert this Option into the kind and amount of securities, cash or other property which he would have owned or would have been entitled to receive immediately after such consolidation, merger, statutory exchange, sale or conveyance had such Option been converted immediately prior to the effective date of such consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 4 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 4 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the conversion of this Option. The above provisions of this subsection (c) shall similarly apply to successive consolidations, mergers, statutory exchanges, sales or conveyances. Notice of any such consolidation, merger, statutory exchange, sale or conveyance and of said provisions so proposed to be made, shall be mailed to the Holder not less than 30 days prior to such event. A sale of all or substantially all of the assets of the Company for a consideration consisting primarily of securities shall be deemed a consolidation or merger for the foregoing purposes.

            (d) If the Company shall at any time after the date of this Option issue shares of Common Stock or rights, options or warrants to subscribe for or purchase shares of Common Stock, or securities convertible into, or exchangeable for, Common Stock (excluding shares, rights, options, warrants or convertible or exchangeable securities issued or issuable in any of the transactions with respect to which an adjustment rate is provided pursuant to clause (a), (b) or (c) above), at a price per share (determined, in the case of such rights, options, warrants or convertible or exchangeable securities, by dividing (i) the total amount received or receivable by the Company in consideration of the sale and issuance of such rights, options, warrants, or convertible, exercisable or exchangeable securities, plus the maximum aggregate consideration payable to the Company upon exercise, conversion or exchange thereof, by (ii) the maximum number of shares issuable upon conversion, exercise or exchange as the case may be, of such rights, options, warrants or convertible or exchangeable securities) less than forty percent (40%) of the current Per Share Option Price in effect at such time, then the Per Share Option Price shall be changed to a price determined by multiplying the Per Share Option Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of (1) the number of shares of Common
Stock outstanding immediately prior to such issuance and (2) the number of shares of Common Stock which could be purchased at the current Per Share Option Price using the aggregate consideration received or receivable by the Company in consideration of such sale and/or issuance (including any amounts payable to the Company upon exercise, conversion or exchange of any rights, options, warrants or convertible or exchangeable securities) and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such issuance and/or sale.

        For the purposes of such adjustment, the maximum number of shares of Common Stock which the holders of any such rights, options, warrants or convertible or exchangeable securities shall be entitled to initially subscribe for or purchase or convert or exchange such securities into shall be deemed to be issued and outstanding as of the date of such issuance, and the consideration received by the Company therefor shall be deemed to be the consideration received by the Company for such rights, options, warrants or convertible or exchangeable securities, plus the maximum aggregate consideration or premiums stated in such rights, options, warrants, or convertible or exchangeable securities to be paid for the shares issuable thereby. No further adjusted of the Per Share Option Price shall be made as a result of the actual issuance of shares of Common Stock upon exercise of such rights, options or warrants or on conversion or exchange or such convertible or exchangeable securities. Upon the expiration or the termination of such rights, options, or warrants, or the termination of such right to convert or exchange, the Per Share Option Price shall be readjusted to such Per Share Option Price as would have been obtained had the adjustments made upon the issuance of such rights, options, warrants or convertible or exchangeable securities been made upon the basis of the delivery of only the number of shares of Common Stock actually delivered upon the exercise of such rights, options, or warrants or upon the conversion or exchange of any such securities. In case the Company shall issue shares of Common Stock or any such rights, options, warrants or convertible or exchangeable securities for a consideration consisting, in whole or in part, of property other than cash or its equivalent, then the "price per share" and the "consideration received by the Company" for purposes of the first sentence of this Section 4(d) shall be determined in good faith by the Company in its sole discretion.

            Such adjustment shall become effective on the date of such issuance. Shares of Common Stock owned by or held for the account of the Company or any majority owned subsidiary shall not be deemed outstanding for the purpose of any such computation.

            Notwithstanding anything contained herein to the contrary, in no event shall any adjustment be made with respect to the issuance of any securities of the Company (i) in connection with the exercise of any options or warrants outstanding as of the date of this Option (ii) to any officer, director, employee or consultant of the Company, whether or not such issuance is pursuant to any stock option or other incentive compensation or employee benefit plans adopted by the Company, (iii) to Victoria Holdings pursuant to the Consulting Agreement and any amendments thereto or otherwise, and (v) to shareholders of any other company which merges into the Company or from which the Company acquires assets and some or all of the consideration for such merger or acquisition consists of securities of the Company (except for any adjustments required pursuant to clause (c) of this Section 4).

            (e) No adjustment in the Per Share Option Price shall be required unless such adjustment would require an increase or decrease of at least $0.10 in such price, provided, however, that any adjustments which by reason of this clause (e) are not required to be made shall be carried forward cumulatively and taken into account in any subsequent calculation.

            (f) In any case in which this Section 4 shall require that an adjustment as a result of any event become effective from and after a record date, the Company may elect to defer until the occurrence of such event (i) the issuance to the Holder exercised after such record date and before the occurrence of such event of the additional shares of Common Stock issuable upon such exercise over and above the shares issuable immediately prior to adjustment and (ii) the payment to the Holder of any amount in cash in lieu of a fractional share of Common Stock; PROVIDED, HOWEVER, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional Common Stock or such payment in lieu of such fractional shares.


            (g) Whenever the Per Share Option Price is adjusted as provided in this Section 4 and upon any modification of the rights of the Holder in accordance with this Section 4, the Company shall promptly prepare a certificate of an officer of the Company setting forth the Per Share Option Price and the number of Option Shares after such adjustment or modification, a brief statement of the facts requiring such adjustment or modification and the manner of computing the same and cause a copy of such certificate to be mailed to the Holder.

            (h) If the Board of Directors of the Company shall declare any dividend or other distribution in cash with respect to the Common Stock, other than out of earned surplus, the Company shall mail notice thereof to the Holder not less than 15 days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

        5. FULLY PAID STOCK; TAXES. The Company agrees that the shares of Common Stock represented by each and every certificate for Option Shares delivered on the exercise of this Option shall, at the time of such delivery, be validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights, and the Company will take all such actions as may be necessary to assure that the par value or stated value, if any, per share of the Common Stock is at all times equal to or less than the then Per Share Option Price. The Company further covenants and agrees that it will pay, when due and payable, any and all federal and state stamp, original issue or similar taxes that may be payable in respect of the issue of any Option Shares or certificates therefor.

        6.  TRANSFER.

            (a) SECURITIES LAWS. Neither this Option nor the Option Shares issuable upon the exercise hereof have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and unless so registered may not be transferred, sold, pledged, hypothecated or otherwise disposed of unless an exemption from such registration is available. In the event the Holder desires to transfer this Option or any of the Option Shares issued, the Holder must give the Company prior written notice of such proposed transfer including the name and address of the proposed transferee. Such transfer may be made only either (i) upon publication by the Securities and Exchange Commission (the "Commission") of a ruling, interpretation, opinion or "no action letter" based upon facts presented to said Commission, or (ii) upon receipt by the Company of an opinion of counsel to the Company in either case to the effect that the proposed transfer will not violate the provisions of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the rules and regulations promulgated under either such act or any state securities laws, or in the case of clause (ii) above, to the effect that the Option or the Option Shares to be sold or transferred has been registered under the Securities Act and that there is in effect a current prospectus meeting the requirements of Subsection 10(a) of the Securities Act, which is being or will be delivered to the purchaser or transferee at or prior to the time of delivery of the certificates evidencing the Option or the Option Shares to be sold or transferred.

            (b) LOCKUP AGREEMENTS WITH UNDERWRITERS. In the event of a public offering of the Company's securities, the Holder agrees to enter into an agreement with the Underwriter or Underwriter's Representative for such offering restricting the sale, transfer or other disposition of this Option or the Option Shares to the extent that such agreement is required to be executed by the other security holders of the Company generally.

            (c) CONDITIONS TO TRANSFER. Prior to any such proposed transfer, and as a condition thereto, if such transfer is not made pursuant to an effective registration statement under the

Securities Act, the Holder will, if requested by the Company, deliver to the Company (i) an investment covenant signed by the proposed transferee, (ii) an agreement by such transferee to the restrictive investment legend set forth on the certificate or certificates representing the securities acquired by such transferee, (iii) an agreement by such transferee that the Company may place a "stop transfer order" with its transfer agent or registrar and (iv) an agreement by the transferee to indemnify the Company to the same extent as set forth in the next succeeding paragraph.

            (d) INDEMNITY. The Holder acknowledges that the Holder understands the meaning and legal consequences of this Section 6, and the Holder hereby agrees to indemnify and hold harmless the Company and each of its representatives, officers and directors from and against any and all loss, damage or liability (including all attorney's fees and costs incurred in enforcing this indemnity provision) due to or arising out of (i) the inaccuracy of any representation or the breach of any warranty of the Holder contained in, or any other breach of, this Option, (ii) any transfer of this Option or any of the Option Shares in violation of the Securities Act, the Exchange Act or the rules and regulations promulgated under either of such acts or any state securities laws, (iii) any transfer of this Option or (iv) any untrue statement or omission to state any material fact in connection with the investment representations or with respect to the facts and representations supplied by the Holder to counsel to the Company upon which its opinion as to a proposed transfer shall have been based.

            (e) TRANSFER. Except as restricted hereby, this Option and the Option Shares issued may be transferred by the Holder in whole or in part at any time or from time to time. Upon surrender of this Option to the Company with assignment documentation duly executed and funds sufficient to pay any transfer tax, and upon compliance with the foregoing provisions, the Company shall, without charge, execute and deliver a new Option in the name of the assignee named in such instrument of assignment, and this Option shall promptly be canceled. Any assignment, transfer, pledge, hypothecation or other disposition of this Option attempted contrary to the provisions of this Option, or any levy of execution, attachment or other process attempted upon this Option, shall be null and void and without effect.

            (f) LEGEND AND STOP TRANSFER ORDERS. Unless the Option Shares have been registered under the Securities Act, upon exercise of any part of this Option and the issuance of any of the Option Shares, the Company shall instruct its transfer agent to enter "stop transfer orders" with respect to such shares, and all certificates representing Option Shares shall bear on the face thereof substantially the following legend, insofar as is consistent with New York law:

            "The shares of common stock represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any state, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of unless registered pursuant to the provisions of that Act and the laws of such states under whose laws a transfer of securities would be subject to a registration requirement or an opinion of counsel to the Company is obtained stating that such disposition is in compliance with an available exemption from such registration."

     7. REGISTRATION RIGHTS. The Holder shall have registration rights with respect to the Option Shares as set forth in Appendix B to the Consulting Agreement.

     8. LOSS, ETC., OF OPTION. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Option, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Option, if mutilated, the Company shall execute and deliver to the Holder a new Option of like date, tenor and denomination.

     9. OPTION HOLDER NOT STOCKHOLDER. Except as otherwise provided herein, this Option does not confer upon the Holder any right to vote, or to consent to, or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, or any other rights or liabilities as a stockholder of the Company, prior to the exercise hereof.

    10. COMMUNICATION. No notice or other communication under this Option shall be effective unless the same is in writing and is mailed by first-class mail, postage prepaid, addressed to:

            (a) the Company at 1490 Railroad Street, Corona, CA 91720, or such other address as the Company has designated in writing to the Holder, or

            (b) the Holder at 6700 North Andrews Avenue, Fort Lauderdale, Florida 33309, or such other address as the Holder has designated in writing to the Company.

    11. HEADINGS. The headings of this Option have been inserted as a matter of convenience and shall not affect the construction hereof.

    12. APPLICABLE LAW. This Option shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

        IN WITNESS WHEREOF, COMPUTER MARKETPLACE, INC. has caused this Option to be signed by its Chairman of the Board, President and Chief Executive Officer this 31st day of December, 1996.



                                        COMPUTER MARKETPLACE, INC.



                                        By: /s/ L. Wayne Kiley
                                            --------------------------------
                                            Name: L. Wayne Kiley
                                            Title: Chairman of the Board and
                                                   Chief Executive Officer

                                  SUBSCRIPTION


        The undersigned, ________________________________, pursuant to the provisions of the foregoing Option, hereby agrees to subscribe for the purchase of _____________________________ shares of Common Stock of COMPUTER MARKETPLACE, INC. covered by said Option, and makes payment therefor in full in cash at the price per share provided by said Option.


Dated ______________________           Signature  __________________________

                                       Address    __________________________

                                                  __________________________



                                   ASSIGNMENT


        FOR VALUE RECEIVED ___________________ hereby sells, assigns and transfers unto _____________________ the foregoing Option and all rights evidenced thereby, and does irrevocably constitute and appoint ____________ _____________________, attorney, to transfer said Option on the books of COMPUTER MARKETPLACE, INC.


Dated ______________________            Signature __________________________

                                        Address   __________________________

                                                  __________________________



                              PARTIAL ASSIGNMENT


        FOR VALUE RECEIVED ____________________ hereby assigns and transfers unto ____________________ the right to purchase ________________________ shares of Common Stock of COMPUTER MARKETPLACE, INC. covered by the foregoing Option, and a proportionate part of said Option and the rights evidenced thereby, and does irrevocably constitute and appoint ___________________________________, attorney, to transfer that part of said Option on the books of COMPUTER MARKETPLACE, INC.


Dated ______________________            Signature __________________________

                                        Address   __________________________

                                                  __________________________